UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

RealD Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

75604L105

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75604L105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Michael V. Lewis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,945,469 shares (See Item 4(a) below)

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 5,945,469 shares (See Item 4(a) below)

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,945,469 shares (See Item 4(a) below)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.7%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 75604L105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) The MVL Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Not applicable.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,350,985 shares (See Item 4(a) below)

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 5,350,985 shares (See Item 4(a) below)

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,350,985 shares (See Item 4(a) below)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.7%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer RealD Inc.
	(b)	Address of Issuer’s Principal Executive Offices 100 N. Crescent Drive, Suite 200, Beverly Hills, California 90210

Item 2.
	(a)	Name of Person Filing Michael V. Lewis The MVL Trust
	(b)	Address of Principal Business Office or, if none, Residence 100 N. Crescent Drive, Suite 200, Beverly Hills, California 90210
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common, par value $0.0001
	(e)	CUSIP Number 75604L105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
The following describes the ownership of common stock by Mr. Lewis as of December 31, 2012:
(a)

Amount beneficially owned:

5,945,469 shares of common stock, which includes (i) 5,350,985 shares of common stock held by The MVL Trust of which Mr. Lewis is the sole trustee and has sole voting and investment power over all of the shares held by the trust, (ii) 6,783 shares of common stock held by Mr. Lewis, (iii) 2,545 shares of common stock for which Mr. Lewis could acquire beneficial ownership of within 60 days through the vesting of restricted stock units, and (iv) 585,156 shares of common stock for which Mr. Lewis could acquire beneficial ownership within 60 days through the exercise of stock options.

(b) Percent of class: 11.7%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 5,945,469 shares (See Item 4(a) above)
(ii) Shared power to vote or to direct the vote 0 shares (See Item 4(a) above)
(iii) Sole power to dispose or to direct the disposition of 5,945,469 shares (See Item 4(a) above)
(iv) Shared power to dispose or to direct the disposition of 0 shares (See Item 4(a) above)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2013
Date
/s/ Michael V. Lewis
Michael V. Lewis
The MVL Trust /s/ Michael V. Lewis
Michael V. Lewis, Trustee

List of Exhibits

Exhibit Number	Description
99.1	Joint Filing Agreement